Exhibit 12.1

Burlington Northern Santa Fe, LLC and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Successor			Predecessor
	2012	2011	February 13 - December 31, 2010	January 1 - February 12, 2010	2009	2008
Earnings:
Income before income taxes	$5,377	$4,741	$3,611	$377	$2,641	$3,368
Add:
Interest and other fixed charges, excluding capitalized interest	623	560	435	72	613	533
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	197	249	225	35	268	278
Distributed income of investees accounted for under the equity method	6	6	5	−	5	5
Amortization of capitalized interest	1	1	−	1	4	5
Less:
Equity in earnings of investments accounted for under the equity method	14	15	15	1	12	13
Total earnings available for fixed charges	$6,190	$5,542	$4,261	$484	$3,519	$4,176
Fixed charges:
Interest and fixed charges	$647	$580	$448	$73	$631	$550
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	197	249	225	35	268	278
Total fixed charges	$844	$829	$673	$108	$899	$828
Ratio of earnings to fixed charges	7.33x	6.69x	6.33x	4.48x	3.91x	5.04x

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